UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34168

PANSOFT COMPANY LIMITED

(Translation of registrant's name into English)

3/F Qilu Software Park Building, Hi-Tech Zone,

Jinan, Shandong, People's Republic of China 250101

86-531-88874455

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

EXHIBIT INDEX

Number Description of Exhibit

99.1: Pansoft Prepares to Complete BVI Registration of Merger; Accepts Independent Directors’ Resignation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

Date: October 31, 2012 By:

/s/ Allen Zhang

Allen Zhang

Chief Financial Officer

Press Release

Pansoft Prepares to Complete BVI Registration of Merger; Accepts Independent Directors’ Resignations

JINAN, China, October 31, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company has filed its merger agreement and the related board resolutions with the Corporate Registry of British Virgin Islands (“BVI”) to complete the proposed merger among Pansoft Company Limited, Timesway Group Limited and Genius Choice Capital Limited (the “Merger”). Following the completion of the merger, Pansoft will become a privately held company and Pansoft shares of common stock will no longer be traded on The NASDAQ Capital Market. Pansoft stockholders approved the Merger at an extraordinary meeting of stockholders held on September 26, 2012.

The Merger will become effective upon the completion of the merger registration with the BVI Corporate Registry. The Company currently expects to receive confirmation of such registration within a week, subject to timing variance in the internal procedures of the BVI Corporate Registry. In addition, the Company intends to commence the payment of merger considerations to its stockholders immediately after the effective date of the Merger.

As a part of the Merger registration process with the BVI Corporate Registry, the independent directors of the Board of Directors of Pansoft were required to resign. Accordingly, the following directors have submitted, and the Company has accepted, their resignations, effective as of October 23, 2012:

Dr. Paul Gillis

Mr. Samuel Shen

Mr. Tony Luh

“We appreciate the excellent service by and advice from our independent directors,” Mr. Hugh Wang, Chairman of Board, said, “Their professionalism and expertise significantly improved the Company’s operations and legal compliance with applicable rules and regulations in the U.S., and added great value to the Company and its stockholders.”

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to maintain leadership as a provider of ERP software and services for the oil and gas industry in China, the approval of filings made in the British Virgin Islands and successful completion of the merger and related payments. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 20-F, as amended. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com

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